UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

NOTICE TO THE MARKET

RECALCULATION OF THE AMOUNT OF DIVIDENDS PER SHARE ANNOUNCED ON FEBRUARY 15, 2023 AND RATIFICATION OF THE DIVIDENDS FOR THE FISCAL YEAR 2022

Further to the Notice to Shareholders dated February 15, 2023, published in the edition of February 16, 2023 in the newspaper Valor Econômico, Telefônica Brasil S.A. (“Company”) hereby informs its Shareholders that the values per share referring to the Dividends below have been modified, in view of the acquisition of shares under the Company's Share Buyback Program, as described in the table below:

From:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/13/2023	04/13/2023	0.49696613645	0.49696613645

To:

Earnings	Filing Date	Ownership Position	Gross Amount per Share (R$)	Net Amount per Share (R$)
Dividends	04/13/2023	04/13/2023	0.49753818865	0.49753818865

The Dividends will be credited individually to each shareholder, based on the shareholding position in the Company's records at the end of April 13, 2023. After this date the shares will be considered “ex-dividends”. These dividends will be paid on July 18, 2023.

Furthermore, the earnings identified below were ratified and approved by the General Shareholders’ Meeting held on April 13, 2023, which, pursuant to the sole paragraph of article 25 and article 26 of the Company's Bylaws, were attributed to the minimum mandatory dividend for fiscal year 2022.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF) 02.558.157/0001-62

Company Registry (NIRE) 35.3.001.5881-4

Earnings	Filing Date	Ownership Position	Gross amount (R$ million)	Gross amount per share (R$)	Net amount per share (R$)	Payment date
IoC	02/16/2022	02/25/2022	180,000,000	0.10739500713	0.09128575606	04/18/2023
IoC	03/17/2022	03/31/2022	250,000,000	0.14929120379	0.12689752322	04/18/2023
IoC	04/13/2022	04/29/2022	150,000,000	0.08962197427	0.07617867813	04/18/2023
IoC	06/14/2022	06/30/2022	480,000,000	0.28731296499	0.24421602024	04/18/2023
IoC	08/19/2022	08/31/2022	300,000,000	0.17975006784	0.15278755767	04/18/2023
IoC	12/09/2022	12/29/2022	715,000,000	0.42980199393	0.36533169484	04/18/2023
Dividends	12/09/2022	12/29/2022	1,000,000,000	0.60112166983	0.60112166983	07/18/2023
Dividends	04/13/2023	04/13/2023	826,731,361.37	0.49753818865	0.49753818865	07/18/2023
Total			3,902,731,361.37	2.34183307043	2.15535708864

São Paulo, April 13, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil - Investor Relations

E-mail: ir.br@telefonica.com

ri.telefonica.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	April 13, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director